EXHIBIT 99.3

ATTUNITY EXTENDS EXPIRATION DATE
OF RIGHTS OFFERING TO MAY 8, 2009

BURLINGTON, MA, May 4, 2009 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time event capture and data integration software, announced today the extension of the expiration date of its pending rights offering to 5:00 p.m., EST, on Friday, May 8, 2009. The extension is intended to allow additional time for shareholders who expressed interest in exercising their subscription rights.

Attunity has distributed to its shareholders of record as of April 6, 2009 subscription rights to purchase an aggregate of up to 10,000,000 ordinary shares for a subscription price of $0.12 per share. Each whole subscription right entitles the record holder to purchase one ordinary share at the subscription price of $0.12. Purchasers of ordinary shares in the rights offering will also receive, at no additional cost, a three-year warrant exercisable at $0.12 per share to purchase ordinary shares at a rate of one such warrant for each two shares purchased pursuant to the exercise of subscription rights.

The New Expiration Date

The rights offering, previously scheduled to expire on May 4, 2009, will now expire at 5:00 p.m., EST, on Friday, May 8, 2009, unless the Company further extends the exercise period. Shareholders who hold their shares through a broker, dealer or other nominee and wish to exercise their subscription rights may be required to do so an ample time prior to the expiration date and, therefore, are encouraged to contact such nominee to ensure timely exercise.

Important Note

A registration statement relating to the rights offering was filed with the Securities and Exchange Commission and was declared effective on April 8, 2009. The terms and conditions of the rights offering, as well as instructions regarding participation in the rights offering, are set forth in the prospectus dated April 9, 2009 that forms a part of the registration statement. The prospectus was mailed to Attunity shareholders of record on the record date, and is also available from MacKenzie Partners, Inc., the information agent for the rights offering, by request by calling +1 (212) 929-5500 (collect) or toll-free at +1 (800) 322-2885, as well as through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Nothing in this press release should be construed as investment advice or otherwise as an invitation to engage in investment activity. No prospectus related to the rights offering has been, or will be, filed for registration with any authority outside of the United States. You should carefully read the prospectus delivered by Attunity, including the information incorporated by reference therein and consider the risks and uncertainties described therein, before deciding whether or not to exercise your subscription rights.

About Attunity

Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: liquidity challenges and the need to raise funds in the near future, which may not be available to the Company on acceptable terms or at all; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Dror Elkayam, VP Finance
Attunity
+972 9-899-3000
dror.elkayam@attunity.com